EXHIBIT 21.1

SUBSIDIARIES OF HPS CORPORATE CAPITAL SOLUTIONS FUND

Name	Jurisdiction
HCAP Holdings, LLC	Delaware
HCAP IDF Holdings, LLC	Cayman Islands
HCAP IDF HoldCo, LLC	Delaware
HCAP IDF HoldCo II, LLC	Delaware
HCAP IDF FT Holdco, LLC	Delaware
HCAP Lux Sarl	Luxembourg
HCAP ALP Holdings, LLC	Delaware
HCAP HWD Holdings, LLC	Delaware
HCAP QS Lux Sarl	Luxembourg
HCAP CLR Holdings, LLC	Delaware
HCAP ALB US Subsidiary, LLC	Delaware